Exhibit 99.1

Enzymotec Ltd. Reports Second Quarter 2016 Unaudited Financial Results

VAYA Pharma Generated Record Net Revenues of $3.4 Million

GAAP Diluted EPS Impacted by Decline in the Krill Oil Revenues

Two U.S. Based Multinationals and Other Large Manufacturers Launched Infant Formula
Containing INFAT® at CBME China

MIGDAL HA'EMEQ, Israel, August 9, 2016 – Enzymotec Ltd. (Nasdaq: ENZY), a developer, manufacturer and marketer of innovative bio-active lipid ingredients and medical foods, today reported financial results for the second quarter ended June 30, 2016.

Second Quarter 2016 Financial Highlights

•	Net revenues decreased 12.4% and 16.0% to $11.7 million, compared to the second quarter of 2015 and the first quarter of 2016, respectively.

•	Net revenues (utilizing the proportionate consolidation method that is used for segment reporting) decreased 9.4% and 12.7% to $15.0 million, compared to the second quarter of 2015 and the first quarter of 2016, respectively.

•	Gross margin increased 930 basis points and 320 basis points to 70.0%, up from 60.7% and 66.8% in the second quarter of 2015 and the first quarter of 2016, respectively.

•	Selling and marketing expenses increased 81.4% and 13.0% to $4.9 million, compared to the second quarter of 2015 and the first quarter of 2016, respectively.

•	Adjusted EBITDA* decreased 44.6% and 41.7% to $1.6 million, compared to the second quarter of 2015 and the first quarter of 2016, respectively.

•	Net income decreased 92.4% and 88.1% to $0.2 million, or $0.01 per diluted share, compared to the second quarter of 2015 and the first quarter of 2016, respectively.

•	Non-GAAP net income* decreased 69.3% and 60.8% to $0.8 million, or $0.04 per diluted share, compared to the second quarter of 2015 and the first quarter of 2016, respectively.

•	The Company provides updated revenue guidance for the full fiscal year ended December 31, 2016.

* A reconciliation of non-GAAP financial measures to GAAP financial measures is set forth below.

Recent Business Highlights:

Nutrition Segment

•	Two U.S.-based multinational companies and other large manufacturers launched infant formula containing INFAT® at CBME China in July 2016.

•	Received preliminary results regarding a pre-clinical study that introduced one of our novel infant nutrition products with reduced phytosterol levels in piglets. Preliminary results demonstrated that piglets who received infant formula containing the new product exhibited significantly improved cholesterol absorption, reduced cholesterol synthesis and lower plasma phytosterol levels, compared to those who received a standard infant formula. This optimal lipid profile, at a period of rapid development, is suggested to promote proper early programming supporting health in later life.

•	Granted new patent by the U.S. Patent and Trademark Office for processes related to the preparation of substitute human milk fat composition.

•	Granted new patent by the Korean patent office for a wide variety of phospholipid-based compositions that include long chain poly-unsaturated fatty acids, and are pertinent to a number of our products, such as the K•REAL® krill oil products and additional advanced phospholipid products.

•	Exploring strategic alternatives for krill oil business.

VAYA Pharma Segment

•	Generated record VAYA Pharma revenues of $3.4 million in the second quarter of 2016, an increase of 83.5% and 8.2% from the second quarter of 2015 and the first quarter of 2016, respectively.

•	Increased productivity from VAYA Pharma's sales representatives.

•	Demonstrated continued progress in three clinical trials in Autism and ADHD with anticipated completion of recruitment by year end and expected to result in decreased R&D expenses in 2017.

•	Established two new Investigator Initiated clinical trials in Autism and ADHD in Singapore, with anticipated completion of recruitment by year end.

“Notwithstanding the significant developments in infant nutrition and an 83.5% year over year revenue growth in VAYA Pharma, Enzymotec experienced a significant decline in krill oil sales during the second quarter of 2016 that, while remaining profitable, equated to $0.05 less in GAAP diluted earnings per share, compared to the second quarter of 2015. The krill oil industry remains plagued with overcapacity and heightened pricing pressures. We have faced the challenges in the krill oil market over the last two years and have been advancing our focus and expansion initiatives in infant nutrition and VAYA Pharma as the key drivers to the Company’s future growth. Infant nutrition and VAYA Pharma remains in line with our expectations and the update to our revenue guidance is primarily due to the krill oil business,” commented Dr. Ariel Katz, Enzymotec’s President and Chief Executive Officer.

“During the quarter, Enzymotec had a number of positive developments in infant nutrition and we have had a strong start to the third quarter with additional customers adopting INFAT®. As previously announced, we have been working closely with two U.S.-based multinational companies and were very pleased to see their participation among the infant formula launches incorporating OPO at the CBME China in July 2016. During the CBME, we saw a number of new launches and pre-launches of infant formula incorporating OPO by brands and companies, including Abbott S-Gold (by Abbott), Melzel (produced by Perrigo), Red Star (by Zhien), and IDM (by Ireland Dairy Milk).  These launches reinforce the immense value that we can offer the brands to remain at the forefront of innovation and we estimate that they are starting to view the exclusion of OPO from their infant nutrition products as a competitive disadvantage in China. Furthermore, we have also progressed with our strategy to advance up the value chain with the brands, with new innovations ready and discussions with potential infant formula partners in various stages including term sheets in hand. Our goal is to turn these term sheets into signed agreements in the near future. We look forward to expanding our geographic reach and penetration as these developments come to fruition,” stated Dr. Katz.

“We are also very excited to report another quarter of record revenue in VAYA Pharma, which continues to demonstrate that our investments in the business are beginning to bear fruit. The number of sales representatives has remained unchanged from the first quarter of 2016, while productivity has continued to rise, taking advantage of the support of a targeted marketing campaign and business infrastructure. We are growing VAYA Pharma carefully, with a goal of driving the business to profitability by late 2017. We are focused on further penetrating the medical nutrition industry and this will be reflected in how we will strategically leverage our balance sheet and our existing infrastructure in complementary businesses,” concluded Dr. Katz.

Second Quarter 2016 Results

For the second quarter of 2016, net revenues decreased 12.4% to $11.7 million from $13.4 million for the second quarter of 2015. For the second quarter of 2016, based on the proportionate consolidation method that we use for segment reporting, net revenues decreased 9.4% to $15.0 million from $16.5 million for the second quarter of 2015.  The decrease was primarily due a decrease of $3.1 million in sales of krill products, partially offset by an increase of $1.5 million in sales of VAYA Pharma products.

Gross margin for the second quarter of 2016 increased 930 basis points to 70.0% from 60.7% for the second quarter of 2015 primarily due to improved product mix.

Research and development expenses for the second quarter of 2016 increased 22.2% to $1.8 million from $1.5 million in the second quarter of 2015, primarily due to an increase of $0.3 million in expenses in respect of VAYA Pharma clinical trials. Research and development expenses are expected to decrease in 2017 as the recruitment process for three clinical trials in Autism and ADHD are near completion.

Selling and marketing expenses for the second quarter of 2016 increased 81.4% and 13.0% to $4.9 million from $2.7 million in the second quarter of 2015, and from $4.3 million in the first quarter of 2016, respectively, primarily as a result of an expansion in VAYA Pharma's sales force, infrastructure and related marketing activities in the U.S. Selling and marketing expenses are not expected to increase through the second half of the year.

General and administrative expenses for the second quarter of 2016 decreased 36.9% to $1.4 million from $2.2 million in the second quarter of 2015, primarily due to a decrease in litigation costs related to the arbitration with AAK, our partner in the joint venture in Sweden, Advanced Lipids AB.

Net income for the second quarter of 2016 decreased to $0.2 million, or $0.01 per diluted share, from $2.3 million, or $0.10 per diluted share, for the second quarter last year.

Non-GAAP net income for the second quarter of 2016 decreased to $0.8 million, or $0.04 per diluted share, from $2.7 million, or $0.11 per diluted share, for the second quarter of 2015.

Adjusted EBITDA for the second quarter of 2016 decreased 44.6% to $1.6 million from $2.9 million for the second quarter of 2015. The decrease was driven by a decrease of $0.4 million in the Adjusted EBITDA of the Nutrition segment (as a result of decreased revenues, partially offset by increased gross profit margin and decreased operational expenses) and by a decrease of $0.9 million in the Adjusted EBITDA of the VAYA Pharma segment (as a result of increased operating expenses, partially offset by increased revenues).

Set forth below is segment information for the three months ended June 30, 2016 and 2015 (unaudited):

	Three Months Ended June 30, 2016
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$11,591	$3,379	$14,970	$(3,236)	$11,734
Cost of revenues(2)	5,959	629	6,588	(3,107)	3,481
Gross profit(2)	5,632	2,750	8,382	(129)	8,253
Operating expenses(2)	2,753	4,694	7,447	—	7,447
Depreciation and amortization	555	107	662
Adjusted EBITDA(3)	$3,434	$(1,837)	$1,597

	Three Months Ended June 30, 2015
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$14,683	$1,841	$16,524	$(3,129)	$13,395
Cost of revenues(2)	7,850	371	8,221	(2,991)	5,230
Gross profit(2)	6,833	1,470	8,303	(138)	8,165
Operating expenses(2)	3,516	2,449	5,965	(3)	5,962
Depreciation and amortization	505	40	545
Adjusted EBITDA(3)	$3,822	$(939)	$2,883
____________________
(1)	Represents the change from proportionate consolidation to the equity method of accounting.
(2)	Includes depreciation and amortization, but excludes share-based compensation expense.
(3)	Adjusted EBITDA is a non-GAAP financial measure. For a definition and a reconciliation of Adjusted EBITDA to our net income, see “Non-GAAP Financial Measures” below.

Six Months Results

For the six months ended June 30, 2016, net revenues increased 4.1% to $25.7 million from $24.7 million for the same period a year ago. For the six months ended June 30, 2016, based on the proportionate consolidation method that we use for segment reporting, net revenues increased 4.0% to $32.1 million from $30.9 million for the same period a year ago.  The increase was primarily due to an increase of $1.0 million in sales of INFAT® products (proportionate consolidation method), an increase of $2.6 million in sales of VAYA Pharma products and increase of $1.0 million in sales of PS products, partially offset by a decrease of $3.4 million in sales of krill products.

For the six months ended June 30, 2016, gross margin increased 700 basis points to 68.3% from 61.3% for the same period a year ago primarily due to improved product mix.

For the six months ended June 30, 2016, research and development expenses increased 28.1% to $3.7 million from $2.9 million for the same period a year ago, primarily due to an increase of $0.7 million in expenses in respect of VAYA Pharma clinical trials.

For the six months ended June 30, 2016, selling and marketing expenses increased 79.9% to $9.2 million, from $5.1 million for the same period a year ago, primarily as a result of expanding VAYA Pharma's operations and infrastructure.

For the six months ended June 30, 2016, general and administrative expenses decreased 15.0% to $3.1 million, from $3.7 million for the same period a year ago, primarily due to a decrease in litigation costs related to the arbitration with AAK, our partner in the joint venture in Sweden, Advanced Lipids AB.

For the six months ended June 30, 2016, net income decreased 59.5% to $1.6 million, or $0.07 per diluted share, from $4.0 million, or $0.17 per diluted share, for the same period a year ago.

For the six months ended June 30, 2016, non-GAAP net income decreased 39.3% to $2.9 million, or $0.12 per diluted share, from $4.8 million, or $0.21 per diluted share for the same period a year ago. A reconciliation of non-GAAP net income to GAAP net income is set forth below.

For the six months ended June 30, 2016, Adjusted EBITDA decreased 22.1% to $4.3 million, from $5.6 million for the same period in the prior year. The reconciliation of adjusted EBITDA to GAAP net income is set forth below.

Set forth below is segment information for the six months ended June 30, 2016 and 2015 (unaudited):

	Six Months Ended June 30, 2016
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$25,613	$6,503	$32,116	$(6,416)	$25,700
Cost of revenues(2)	13,097	1,170	14,267	(6,190)	8,077
Gross profit(2)	12,516	5,333	17,849	(226)	17,623
Operating expenses(2)	6,045	8,776	14,821		14,821
Depreciation and amortization	1,122	188	1,310
Adjusted EBITDA(3)	$7,593	$(3,255)	$4,338

	Six Months Ended June 30, 2015
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$26,929	$3,948	$30,877	$(6,183)	$24,694
Cost of revenues(2)	14,648	785	15,433	(5,936)	9,497
Gross profit(2)	12,281	3,163	15,444	(247)	15,197
Operating expenses(2)	6,444	4,514	10,958	(3)	10,955
Depreciation and amortization	992	88	1,080
Adjusted EBITDA(3)	$6,829	$(1,263)	$5,566
____________________
(1)	Represents the change from proportionate consolidation to the equity method of accounting.
(2)	Includes depreciation and amortization, but excludes share-based compensation expense.
(3)	Adjusted EBITDA is a non-GAAP financial measure. For a definition and a reconciliation of adjusted EBITDA to our net income, see “Non-GAAP Financial Measures” below.

Joint Venture Accounting

The Company accounts for the results of operation of Advanced Lipids AB (Advanced Lipids), the Company's 50%-owned joint venture, utilizing the equity method of accounting as required by U.S. GAAP.   We recognize two sources of income from the JV arrangement.  First, we recognize revenue for the enzymes sold by us to AAK upon the sale of the final INFAT® product by AL to its customers.  Accordingly, the revenues recognized from the arrangement are the amounts the Company charges to its joint venture partner, or the Company's direct costs of production plus an agreed-upon margin defined in the joint venture agreement. For the three-month periods ended June 30, 2016 and 2015, sales of enzymes to the joint venture partner amounted to $3.3 million and $3.8 million, respectively. For the six-month periods ended June 30, 2016 and 2015, sales of enzymes to the joint venture partner amounted to $7.5 million and $6.7 million, respectively. Second, we also record our share of Advanced Lipids profits under the equity method of accounting.  The Advanced Lipids profits that are shared between us and AAK are the profits that Advanced Lipids earns for its distribution activity.

For purposes of segment reporting, we account for the arrangement with AAK and the results of operations of Advanced Lipids using the proportionate consolidation method. Under the proportionate consolidation method, we recognize our proportionate share (50%) of the revenues of Advanced Lipids and record our proportionate share (50%) of the overall joint venture’s costs of production and other operating expenses in our income statement.  The financial information included in the tables above under the heading "Nutrition segment" includes, inter alia, the results of operations of Advanced Lipids, using the proportionate consolidation method.

Balance Sheet and Liquidity Data

As of June 30, 2016, we had $77.7 million in cash and cash equivalents, short-term bank deposits and short-term and long-term marketable securities (compared to $76.4 million as of December 31, 2015), $30.4 million in other working capital items (compared to $28.2 million as of December 31, 2015) and no debt.

Guidance for 2016

For the full fiscal year 2016, the Company provides the following updates to guidance:

•	Net revenues of between $52 million and $56 million
•	Net revenues, based on the proportionate consolidation method that is used for segment reporting, of between $65 million and $70 million
•	Non-GAAP net income* of between $6 million and $7 million
•	Non-GAAP diluted earnings per share (EPS)* of between $0.25 and $0.30

* Non-GAAP net income represents net income excluding (i) share-based compensation expense and (ii) other unusual income or expenses. Non-GAAP diluted EPS is diluted EPS, based on Non-GAAP net income. For a reconciliation of non-GAAP financial measures to GAAP financial measures, see “Non-GAAP Financial Measures” below.

Conference Call Details

Enzymotec will host a conference call today at 8:30 a.m. ET to discuss the financial results for the second quarter of 2016. Listeners in North America may dial +1-877-359-9508 and international listeners may dial +1-224-357-2393 along with confirmation code 56299910 to access the live call. The call will also be broadcast live over the Internet, hosted in the Investors section of Enzymotec's website at http://edge.media-server.com/m/p/j58zacv2 and will be archived online within one hour of its completion.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms.  Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition.   Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Some of the important factors that could cause or contribute to such differences include the following: a high proportion of the sales of the INFAT® product is to our customers who then use it in their infant formula products sold to end users in China and therefore our revenues are subject to the effects of Chinese market trends and competition from locally produced products that are not subject to import taxes; growth in the Chinese economy has moderated and this slowdown and related volatility could adversely impact demand for our products in China; we are subject to a degree of customer concentration and our customers do not enter into long-term purchase commitments with us; the demand for products based on omega-3, and, in particular, premium products such as krill oil, has declined in the past and may continue to decline, which, together with a significant increase in capacity by competing manufacturers, may continue to cause intense competition and price pressures; Chinese regulations relating to infant formula are under re-examination, and any regulatory changes affecting the ability of our customers to market infant nutrition products containing INFAT® could adversely affect our business; we rely on our Swedish joint venture partner to manufacture INFAT®; a significant portion of the sales of our INFAT® product is to a single company and if this company were to suffer financially or reduce its use of INFAT® our business could be materially adversely affected; our offering of products as "medical foods" in the United States may be challenged by regulatory authorities; our product development cycle is lengthy and uncertain, and our development or commercialization efforts for our products may be unsuccessful; our inventories include sensitive compounds which may face spoilage or obsolescence; potential future acquisitions of companies or technologies may require management’s time and attention, disrupt our business and not yield the returns expected; variations in the cost of raw materials for the production of INFAT® may have a material adverse effect on our business; we are dependent on a single facility that houses the majority of our operations; we anticipate that the markets in which we operate will become more competitive and we may be unable to compete effectively; we may have to pay royalties with respect to sales of our krill oil products in the United States or Australia and any infringement of intellectual property of others could also require us to pay royalties; unfavorable publicity or consumer perception of our products, the supplements that contain them as ingredients and any similar products distributed by other companies could have a material adverse effect on our reputation, the demand for our products and our business; we depend on third parties to obtain raw materials, in particular krill, necessary for the production of our products; we are generally reliant upon third parties for the distribution or commercialization of our products; we may not be able to maintain or increase market acceptance for our products; we are subject to risks relating to the operation and expansion of our production or processing facilities and capabilities; disruption to our IT system could adversely affect our reputation and have a material adverse impact on our business and results of operations; we are not able to predict the results of clinical trials, which may prove unsuccessful or be delayed by certain factors;  our ability to obtain krill may be affected by conservation regulation or initiatives; we could be subject to product liability lawsuits, which could result in costly and time-consuming litigation and significant liabilities; and other factors discussed under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission on March 3, 2016.

You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

About Enzymotec Ltd.

Enzymotec is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies.

Non-GAAP Financial Measures

Adjusted EBITDA and non-GAAP net income are metrics used by management to measure operating performance.  Adjusted EBITDA represents net income excluding (i) financial expenses, net, (ii) taxes on income, (ii) depreciation and amortization, (iv) share-based compensation expense, and (v) other unusual income or expenses, and after giving effect to the change from the equity method of accounting for our joint venture to the proportionate consolidation method.  Non-GAAP net income represents net income, excluding (i) share-based compensation expense, and (ii) other unusual income or expenses.

The Company presents Adjusted EBITDA as a supplemental performance measure because it believes it facilitates operating performance comparisons from period to period and company to company by excluding potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting financial expenses, net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation of fixed assets (affecting relative depreciation expense).  In addition, both Adjusted EBITDA and non-GAAP net income exclude the non-cash impact of share-based compensation and a number of unusual items that the Company does not believe reflect the underlying performance of our business.  Because Adjusted EBITDA and Non-GAAP net income facilitate internal comparisons of operating performance on a more consistent basis, the Company also uses Adjusted EBITDA and non-GAAP net income in measuring our performance relative to that of our competitors.  Adjusted EBITDA and non-GAAP net income are not measures of our financial performance under GAAP and should not be considered as substitutes for, but rather as supplements to, net income, operating income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as measures of the Company's profitability or liquidity.

Adjusted EBITDA and non-GAAP net income have limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the company's results as reported under U.S. GAAP as the excluded items may have significant effects on the Company's operating results and financial condition. When evaluating the Company's performance, you should consider Adjusted EBITDA alongside other financial performance measures, including cash flow metrics, operating income, net income, and the Company's other U.S. GAAP results.

The following table presents a reconciliation of Adjusted EBITDA to net income for each of the periods indicated (unaudited):

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
	U.S. dollars in thousands
Reconciliation of Adjusted EBITDA to net income:
Adjusted EBITDA	$1,597	$2,883	$4,338	$5,566
Accounting for joint venture	(129)	(135)	(226)	(244)
Depreciation and amortization	(662)	(545)	(1,310)	(1,080)
Share-based compensation expenses	(648)	(410)	(1,295)	(798)
Operating income	158	1,793	1,507	3,444
Financial income - net	(64)	(427)	(218)	(526)
Income before taxes on income	222	2,220	1,725	3,970
Taxes on income	(127)	(70)	(253)	(164)
Share in profits of equity investee	78	114	149	197
GAAP net income	$173	$2,264	$1,621	$4,003

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
	U.S. dollars in thousands
Reconciliation of Non-GAAP net income to GAAP net income:
Non-GAAP net income	$821	$2,674	$2,916	$4,801
Share-based compensation expenses	(648)	(410)	(1,295)	(798)
GAAP net income	$173	$2,264	$1,621	$4,003

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
	U.S. dollars
Reconciliation of Non-GAAP diluted EPS to GAAP diluted EPS:
Non-GAAP diluted EPS	$0.04	$0.11	$0.12	$0.21
Share-based compensation expenses	(0.03)	(0.01)	(0.05)	(0.04)
GAAP diluted EPS	$0.01	$0.10	$0.07	$0.17

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
	U.S. dollars in thousands (except per share data)
NET REVENUES	$11,734	$13,395	$25,700	$24,694
COST OF REVENUES *	3,521	5,259	8,157	9,556
GROSS PROFIT	8,213	8,136	17,543	15,138
OPERATING EXPENSES:
Research and development – net *	1,803	1,475	3,702	2,889
Selling and marketing *	4,877	2,688	9,194	5,111
General and administrative *	1,375	2,180	3,140	3,694
Total operating expenses	8,055	6,343	16,036	11,694
OPERATING INCOME	158	1,793	1,507	3,444
FINANCIAL INCOME – net	64	427	218	526
INCOME BEFORE TAXES ON INCOME	222	2,220	1,725	3,970
TAXES ON INCOME	(127)	(70)	(253)	(164)
SHARE IN PROFITS OF EQUITY INVESTEE	78	114	149	197
NET INCOME	$173	$2,264	$1,621	$4,003
OTHER COMPREHENSIVE INCOME (LOSS):
Currency translation adjustments	$(56)	$58	$11	$(70)
Unrealized gain (loss) on marketable securities	81	(104)	237	14
Cash flow hedge	8	(427)	(59)	207
Total comprehensive income	$206	$1,791	$1,810	$4,154
EARNINGS PER SHARE:
Basic	$0.01	$0.10	$0.07	$0.18
Diluted	$0.01	$0.10	$0.07	$0.17
WEIGHTED AVERAGE NUMBER OF ORDINARYY SHARES:
Basic	22,719,323	22,462,249	22,695,313	22,421,345
Diluted	23,370,631	23,294,718	23,371,992	23,209,179

* The above items are inclusive of the following share-based compensation expense:

Cost of revenues	$40	$29	$80	$59
Research and development - net	99	68	198	124
Selling and marketing	214	87	427	184
General and administrative	295	226	590	431
	$648	$410	$1,295	$798

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS

	June 30	December 31
	2016	2015
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$10,405	$21,987
Short-term bank deposits and marketable securities	36,181	23,051
Accounts receivable:
Trade	13,029	14,956
Other	2,499	2,358
Inventories	26,518	21,815
Total current assets	88,632	84,167
NON-CURRENT ASSETS:
Investment in equity investee	1,593	1,499
Marketable securities	31,070	31,360
Intangibles, long-term deposits and other	1,041	1,116
Funds in respect of retirement benefits obligation	1,150	1,076
Total non-current assets	34,854	35,051
PROPERTY, PLANT AND EQUIPMENT:
Cost	41,737	40,796
L e s s - accumulated depreciation and amortization	12,342	11,088
	29,395	29,708
Total assets	$152,881	$148,926

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$6,770	$5,529
Other	4,834	5,427
Total current liabilities	11,604	10,956
LONG-TERM LIABILITY -
Retirement benefits obligation	1,423	1,253
Total liabilities	13,027	12,209
SHAREHOLDERS' EQUITY:
Ordinary shares	58	58
Additional paid-in capital	125,570	124,243
Accumulated other comprehensive loss	(282)	(471)
Retained earnings	14,508	12,887
Total shareholders' equity	139,854	136,717
Total liabilities and shareholders' equity	$152,881	$148,926

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30
	2016	2015
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$1,621	$4,003
Adjustments required to reflect cash flows from operations:
Depreciation and amortization	1,310	1,080
Share in profits of equity investee	(149)	(197)
Share-based compensation expense	1,295	798
Loss from sale of property, plant and equipment		12
Change in inventories	(4,703)	(538)
Change in accounts receivable and other	1,759	(1,307)
Change in accounts payable and accruals	631	1,362
Change in other non-current assets	(21)	(171)
Change in retirement benefits obligation	153	81
Net cash provided by operating activities	1,896	5,123

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(924)	(1,608)
Investment in bank deposits and marketable securities	(23,384)	(4,545)
Long-term deposits	20	(1)
Proceeds from sale of property, plant and equipment		8
Proceeds from sale of marketable securities	10,771	4,489
Proceeds from disposal of an equity investee	64
Change in funds in respect of retirement benefits obligation	(57)	(58)
Net cash used in investing activities	(13,510)	(1,715)

CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options by employees	32	214
Net cash provided by financing activities	32	214

NET CHANGE IN CASH AND CASH EQUIVALENTS	(11,582)	3,622

BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	21,987	10,315

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$10,405	$13,937

Company Contact
Enzymotec Ltd.
Oren Bryan
Chief Financial Officer
Phone: +972747177177
ir@enzymotec.com

Investor Relations Contact (U.S.)
The Ruth Group
Tram Bui / Lee Roth
Phone: 646-536-7035 / 7012
tbui@theruthgroup.com
 lroth@theruthgroup.com